Linda L. Griggs

Partner

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004-2541

202.739.5245

lgriggs@morganlewis.com

March 5, 2014

VIA EDGAR

William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	UGI Corporation

Form 10-K for Fiscal Year Ended September 30, 2013

Filed December 16, 2013

Form 10-Q for Fiscal Quarter Ended December 31, 2013

Filed February 7, 2014

File No. 1-11071

Dear Mr. Thompson,

This letter is submitted on behalf of UGI Corporation (“UGI”), which received your letter dated February 20, 2014 containing your comments to the filings referenced above. As discussed with Scott Stringer on March 4, 2014, UGI will respond to your comments by March 14, 2014. Should you wish to discuss this matter for any reason, please do not hesitate to contact me at (202) 739-5245.

Sincerely,

/s/ Linda L. Griggs

Linda L. Griggs